October 18, 2018

Leandro Garcia
Vice President and Chief Financial Officer
BUENAVENTURA MINING CO INC
Las Begonias 415 Floor 19
San Isidro, Lima 27, Peru

       Re: BUENAVENTURA MINING CO INC
           Form 20-F for the Fiscal Year Ended December 31, 2017
           Filed April 30, 2018
           File No. 001-14370

Dear Mr. Garcia:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining